                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)

                             United Auto Group, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
           -----------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
      Tami E. Nason, Esq.                           Larry Jordan Rowe, Esq.
      Charlesbank Capital Partners, LLC             Ropes & Gray
      600 Atlantic Avenue                           One International Place
      Boston, MA  02210                             Boston, MA  02110
      (617) 619-5400                                (617) 951-7407
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2002
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

-----------------------------                            ---------------------
    CUSIP No. 909440109                                    Page 2 of 6 Pages
-----------------------------                            ---------------------

---------- ---------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charlesbank Capital Partners, LLC
---------- ---------------------------------------------------------------------
                                                                         (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY

---------- ---------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             OO
---------- ---------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------- ---------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
-------------------------- ------- ---------------------------------------------
                             7.    SOLE VOTING POWER
        NUMBER OF                        2,675,456 shares
         SHARES            ------- ---------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         ----
          EACH             ------- ---------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          2,675,456 shares
          WITH             ------- ---------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                         ----
-------------------------- ------- ---------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,675,456 shares
---------- ---------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [X]
---------- ---------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         11.5%
---------- ---------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                         OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                             United Auto Group, Inc.
                             -----------------------

         This Amendment No. 3 (the "Amendment") hereby amends the initial
Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on April 22, 1999 and Amendment No. 2 to the initial Schedule 13D filed on May 6, 1999. Terms used but not defined in this Amendment have the meanings defined in the initial Schedule 13D, Amendment No. 1 to the initial Schedule 13D and Amendment No. 2 to the initial Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the initial Schedule 13D, Amendment No. 1 to the initial Schedule 13D or Amendment No. 2 to the initial Schedule 13D.

Item 5 is hereby amended and restated to read as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) Pursuant to the Amended and Restated Existing Assets Management Agreement dated September 30, 2001, under which Charlesbank serves as investment manager to Harvard and its affiliates, including Aeneas Venture Corporation ("Aeneas"), Charlesbank is the beneficial owner of 2,675,456 shares of Common Stock of the Issuer (approximately 11.5% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC). The sole purpose of this filing is to reflect a decrease in the percentage of shares of Common Stock of the Issuer owned by Charlesbank.

         Charlesbank has sole power to vote and sole power to dispose of such shares to which this Amendment relates.

         (c) Between December 28, 2001 and January 2, 2002, and on behalf of Aeneas, Charlesbank bought and sold shares of Common Stock of the Issuer in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit A hereto.

         (d) Not applicable.

         (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------


Exhibit A --    Information concerning Charlesbank's Transactions on behalf of
                Aeneas for the period from December 28, 2001 to January 2, 2002.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

CHARLESBANK CAPITAL PARTNERS, LLC



By:   /s/ Tami E. Nason, Esq.
    ------------------------------------------
     Name:  Tami E. Nason, Esq.
     Title:    Senior Vice President

EXHIBIT INDEX
-------------

                                                                 Page Number In
Exhibit                                                          Sequentially
Number      Description                                          Numbered Copy
------      -----------                                          -------------

A           Information Concerning Charlesbank's Transactions on
            behalf of Aeneas for the period from December 28, 2001
            to January 2, 2002                                            6

                                    EXHIBIT A
                                    ---------

           Charlesbank's Transactions on behalf of Aeneas for December
           -----------------------------------------------------------
                           28, 2001 to January 2, 2002
                           ---------------------------

                       Shares of           Shares of
                       Common                Common           Price
Date of Transaction    Stock Bought        Stock Sold         Per Share
-------------------    ------------        ----------         ---------

     12/28/01                                  45,000         $26.5611

     12/31/01                                 111,700         $25.7515

     1/2/02                                    11,500         $25.9478